UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission File Number: 001-34476

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

(Exact name of registrant as specified in its charter)

GETNET MERCHANT ACQUISITION AND PAYMENT SERVICES, INC.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation)

Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A

Condomínio WTORRE JK, Vila Nova Conceição

São Paulo, São Paulo, 04543-011

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______   No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______   No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______   No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTOS S.A.

Public held Company with Authorized Capital

CNPJ/ME nº. 10.440.482/0001-54

NIRE 35.300.567.064

NOTICE TO THE MARKET

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTOS S.A. (“Company”), pursuant to article 12 of the CVM Resolution No. 44, of August 23, 2021 (“Resolution 44”), the Company informs its shareholders and the market in general that has received, on November 11, 2021, correspondence from the Grupo Empresarial Santander, SL, a company incorporated and existing under the laws of Spain, headquartered in Boadilla del Monte (Madrid, Spain), registered with the CNPJ/ME under number 06.164.067/0001-48 (“GES”), from Sterrebeeck BV, a company incorporated and existing in accordance with the laws of the Netherlands, headquartered at Prinses Margrietplantsoen 88 WTC Toren E, 2595 BR, The Hague, Netherlands, registered with the CNPJ/ME under No. 09.473.556/0001-70 (" Sterrebeeck") and from PagoNxt Merchant Solutions, SL, a company incorporated and existing in accordance with the laws of Spain, headquartered in Boadilla del Monte (Madrid, Spain), registered with the CNPJ/ME under nº 35.953.175/0001-06 (“PagoNxt”), about the partial spin-off of GES and Sterrebeeck, with the delivery to PagoNxt of the entirety of their respective share position held in the Company, equivalent, in the case of GES, to 42.81% of the common shares and 42.03% of the preferred shares issued by the Company and, in the case of Sterrebeeck, to 47.58% of the common shares and 47, 32% of the preferred shares issued by the Company.

As a result of these spin-offs, GES and Sterrebeeck are no longer shareholders of the Company and PagoNxt now holds 90.39% of the common shares and 89.35% of the preferred shares of the Company.

The purpose of the aforementioned changes in shareholding composition is solely a corporate reorganization within the Santander Group, in line with previous announcements, with no change in the final controlling group or in the administrative structure of the Company. GES, Sterrebeeck and PagoNxt did not enter into any contracts or agreements that regulate the exercise of voting rights or the purchase and sale of securities issued by the Company.

The entirety of the correspondence received is attached to this notice to the market.

****

For further clarification, please contact the Investor Relations Office of the Company.

São Paulo, November 16, 2021.

Luciano Decourt Ferrari

Investors Relations Officer

Getnet Adquirência e Serviços para Meios de Pagamentos S.A.

We remind the shareholders of the Company of the importance of keeping their registration data up to date with the bookkeeper of the Company. To update your registration data, call center is available at 0800-2868484.

Santander

To

Getnet Adquirência e Serviços para Meios de Pagamentos S.A.
Att.: Mr. Luciano Decourt Ferrari
Investors Relations Officer
Av. Juscelino Kubitschek, 2235 – 12º andar
São Paulo/SP – Brasil – CEP: 04543-011
E-mail: ir@getnet.com.br

Re. Transfer of Ownership Interest

Dear Sirs,

Grupo Empresarial Santander, S.L ("GES"), a company organized and existing under the laws of Spain, with its principal place of business at Boadilla del Monte (Madrid, Spain), registered with CNPJ/ME under the No. 06.164.067/0001-48, legally represented in Brazil by Mr. Alessandro Tomao, registered with CPF/ME under the No. 265.010.568-29, in accordance with the terms set forth in the main section of article 12 of CVM Resolution No. 44, of August 23, 2021 ("CVM Resolution 44"), hereby advises that, as a result of the spin-off of GES ("Spin-off") with the merger of all of the ownership interest held by it in **Getnet Adquirência e Serviços para Meios de Pagamentos S.A.** ("Getnet"), corresponding to 42.81% of the common shares and 42.03% of the preferred shares issued by Getnet, into PagoNxt Merchant Solutions, S.L. ("PagoNxt"), GES is no longer a shareholder of Getnet. The Spin-off was registered with the Madrid Commercial Registry and thus became effective on November 11, 2021.

The sole purpose of this transfer of ownership interest is a corporate restructuring, without any change to the final controlling shareholders or the management structure of Getnet.

According to paragraph 6 of article 12 of CVM Resolution 44, we hereby request Getnet to present this information to the Brazilian Securities and Exchange Commission (CVM) and B3 S.A. – Brasil, Bolsa, Balcão, on the type "Acquisition/Disposal of Ownership Interest", pursuant to item 4.9 in Directive Release CVM/SEP/No. 1/2021.

We remain at your disposal should you need any further clarifications.

Very truly yours,

In Boadilla del Monte (Madrid, Spain), on 11 November 2021

Grupo Empresarial Santander, S.L.
per Power of Atorney

Carlos Beltrán García-Echániz

Elena de Casso Castillo

Grupo Empresarial Santander, S.L.
Av. Cantabria s/n - Ciudad Grupo Santander - 28660 Boadilla del Monte (Madrid)
Inscrita en el R.M. de Madrid, Tomo 13372, Libro 0, Folio 28, Hoja M-216757, CIF B-82077744

Santander

To

Getnet Adquirência e Serviços para Meios de Pagamentos S.A.
Att.: Mr. Luciano Decourt Ferrari
Investors Relations Officer
Av. Juscelino Kubitschek, 2235 – 12º andar
São Paulo/SP – Brasil – CEP: 04543-011
E-mail: ir@getnet.com.br

Re. Transfer of Ownership Interest

Dear Sirs,

Sterrebeeck B.V. ("Sterrebeeck"), a company organized and existing under the laws of the Netherlands, with corporate seat in Delft, the Netherlands and its place of business at Prinses Margrietplantsoen 88 WTC Toren E, 2595 BR, The Hague, the Netherlands, registered with the Dutch Trade Register under file number 33160658, registered with CNPJ/ME under the No 09.473.556/0001-70, legally represented in Brazil by Mr. Alessandro Tomao, registered with CPF/ME under the No. 265.010.568-29, in accordance with the terms set forth in the main section of article 12 of CVM Resolution No. 44, of August 23, 2021 ("CVM Resolution 44"), hereby advises that, as a result of the spin-off of Sterrebeeck ("Spin-off") with the merger of all of the ownership interest held by it in **Getnet Adquirência e Serviços para Meios de Pagamentos S.A.** ("Getnet"), corresponding to 47.58% of the common shares and 47.32% of the preferred shares issued by Getnet, into PagoNxt Merchant Solutions, S.L. ("PagoNxt"), Sterrebeeck is no longer a shareholder of Getnet. The Spin-off was registered with the Madrid Commercial Registry and thus became effective on November 11, 2021.

The sole purpose of this transfer of ownership interest is a corporate restructuring, without any change to the final controlling shareholders or the management structure of Getnet.

According to paragraph 6 of article 12 of CVM Resolution 44, we hereby request Getnet to present this information to the Brazilian Securities and Exchange Commission (CVM) and B3 S.A. – Brasil, Bolsa, Balcão, on the type "Acquisition/Disposal of Ownership Interest", pursuant to item 4.9 in Directive Release CVM/SEP/No. 1/2021.

We remain at your disposal should you need any further clarifications.

Very truly yours,

Sterrebeeck B.V.

Norberto Quindós Rivas
In Madeira (Portugal)
On 11 November 2021

Wouter Beezemer
In The Hague (The Netherlands)
On 11 November 2021

Sterrebeeck B.V.
88 Prinses Margrietplantsoen
2595 BR The Hague
The Netherlands

Dutch Chamber of Commerce nº 33160658

To
Getnet Adquirência e Serviços para Meios de Pagamentos S.A.
Att.: Mr. Luciano Decourt Ferrari
Investors Relations Officer
Av. Juscelino Kubitschek, 2235 – 12º andar
São Paulo/SP – Brasil – CEP: 04543-011
E-mail: ir@getnet.com.br

Re. Transfer of Ownership Interest

Dear Sirs,

PagoNxt Merchant Solutions, S.L. ("PagoNxt"), a company organized and existing under the laws of Spain, with its principal place of business at Boadilla del Monte (Madrid, Spain), registered with CNPJ/ME under the No. 35.953.175/0001-06, legally represented in Brazil by Mr. Daniel Pareto, registered with CPF/ME under the No. 043.546.967-38, in accordance with the terms set forth in the main section of article 12 of CVM Resolution No. 44, of August 23, 2021 ("CVM Resolution 44"), hereby advises that, as a result of the spin-off of Grupo Empresarial Santander, S.L. ("GES") and of Sterrebeeck B.V. ("Sterrebeeck") ("Spin-offs") with the merger into PagoNxt of all of the ownership interest held by such companies in **Getnet Adquirência e Serviços para Meios de Pagamentos S.A.** ("Getnet"), equivalent to, in the case of GES, 42.81% of the common shares and 42.03% of the preferred shares issued by Getnet and, in the case of Sterrebeeck, 47.58% of the common shares and 47.32% of the preferred shares issued by Getnet, PagoNxt now holds 90.39% of the common shares and 89.35% of the preferred shares of Getnet. The Spin-offs were registered with the Madrid Commercial Registry and thus became effective on November 11, 2021.

The sole purpose of this transfer of ownership interest is a corporate restructuring, without any change to the final controlling shareholders or the management structure of Getnet.

According to paragraph 6 of article 12 of CVM Resolution 44, we hereby request Getnet to present this information to the Brazilian Securities and Exchange Commission (CVM) and B3 S.A. – Brasil, Bolsa, Balcão, on the type "Acquisition/Disposal of Ownership Interest", pursuant to item 4.9 in Directive Release CVM/SEP/No. 1/2021.

We remain at your disposal should you need any further clarifications.

Very truly yours,

In Boadilla del Monte (Madrid, Spain), on 11 November 2021

PagoNxt Merchant Solutions, S.L.

Ignacio Narvarte Ichazo

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2021

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.
By: /s/ Luciano Decourt Ferrari
Name: Luciano Decourt Ferrari
Title: Investors Relations Officer